EX. 99.1
Form of Cover Letter to Offer to Purchase and Letter of Transmittal
IF YOU DO NOT WANT TO REDEEM YOUR LIMITED LIABILITY COMPANY INTERESTS AT THIS TIME PLEASE DISREGARD THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE PORTFOLIO’S TENDER OFFER.
September 22, 2010
Dear Growth Capital Master Portfolio, LLC Member:
          We are writing to inform you of important dates related to the tender offer (“Tender Offer”) by the Growth Capital Master Portfolio, LLC (“Portfolio”). If you are not interested in selling your limited liability company interests (“Interests”) in the Portfolio at this time, please disregard this notice and take no action.
          The Tender Offer period will begin on September 22, 2010 and end at midnight, Eastern time, on October 22, 2010. The purpose of the Tender Offer is to provide liquidity to Members who hold Interests in the Portfolio. Interests can be redeemed by means of a Tender Offer only during one of the Portfolio’s announced Tender Offers.
          Should you wish to sell any of your Interests during this Tender Offer period, please contact your GenSpring financial adviser. All requests to tender Interests for purchase by the Portfolio must be received by your GenSpring financial adviser by midnight, Eastern time, October 22, 2010. If you do not wish to redeem your Interests for any reason, simply disregard this notice. No Action is Required if You Do Not Wish to Redeem at This Time.
          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your financial adviser.

Sincerely, Growth Capital Master Portfolio, LLC